July 11, 2006

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          Tasker Products Corp.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed April 26, 2006
File No. 333-133549

Form 10-KSB for the fiscal year ended December 31, 2005

Form 10-QSB for the fiscal quarter ended March 31, 2006

Ladies and Gentlemen:

We have received the Staff’s letter dated May 24, 2006, containing comments with respect to the above-referenced filing. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing an Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise indicated, page references in the responses below are to the preliminary prospectus, forming a part of the Registration Statement (the “prospectus”). Capitalized terms used but not defined in this letter have the meanings given to them in such prospectus.

Registration Statement on Form S-1

General

1.             We note that you use defined terms throughout your prospectus. In many cases, you use a defined term before the term itself has been defined. For example, the term “Sub-License Agreement” is defined on page 27, yet it is used on pages 21 and 25. Please revise to define terms when they are first used.

Response

We have revised the prospectus to define terms when they are first used. See, for example, footnote (1) on page 28 of the prospectus

2.             We note the disclosure under the heading “Waivers of Liquidated Damages” on page F-40. It appears that you have obtained a waiver of all liquidated damages relating to the registration rights agreements you entered into in connection with your September 2005 private placements. It also appears that a condition to this waiver was that your registration statement would be declared effective by May 13, 2006. Please advise us as to the consequences of not having complied with this requirement.

Response

As a threshold matter, we have revisited the determination of the date by which the subject registration statement was required to be declared effective. The correct date was May 23, 2006, not May 13, 2006. Further, as disclosed in our Form 10-Q for the quarter ended March 31, 2006, we believe that we have used our best efforts to cause the registration statement to be declared effective and that, therefore, pursuant to the terms of the applicable registration rights agreements, we will not be liable for liquidated damages as a result of the registration statement not being declared effective by May 23, 2006. Such best efforts include, but are not limited to, the initial filing of the Registration Statement on April 26, 2006.

3.             We note that you entered into a covenant in connection with your January 2006 private placement under which you agreed to update certain prospectuses that you filed with the SEC. In this regard, we note the disclosure in the third paragraph under the heading “Equity Financing” on page F-39. It does not appear that you filed these prospectus updates. Please advise us as to the status of these filings.

Response

The information relating to (i) our registration statement on Form S-2 (Registration No. 333-115514); (ii) our registration statement on Form S-2 (Registration No. 333-119065); (iii) our registration statement on Form S-2 (Registration No. 333-121052); (iv) our registration statement on Form S-2 (Registration No. 333-122383); and (v) our registration statement on Form SB-2 (Registration No. 333-128287) will be updated either pursuant to Rule 429 or pursuant to post-effective amendments to such registration statements.

4.             Please update your financial statements and the related information throughout your prospectus to the quarter ended March 31, 2006.

Response

The financial statements and the related information contained in the prospectus have been updated as of and for the three months ended March 31, 2006.

5.             Please amend your Form S-1 to include the financial statements of the pHarlo Group prior to its acquisition by you in July 2005. At a minimum, you should include audited financial statements for the years ended December 31, 2004 and 2003, and unaudited interim financial statements for the six months ended June 30, 2005 and 2004.

Response

Reference is made to the disclosure on pages F-38 through F-46 of the prospectus.

6.             Please amend your Form S-1 to include a pro forma statement of operations for the year ended December 31, 2005 and the quarter ended March 31, 2006, as if the acquisition occurred on January 1, 2005.

Response

Although we understand the requirement of Article 11 of Regulation S-X to include proforma statement of operations for the year ended December 31, 2005, we believe that preparation of such disclosure would be cost prohibitive and may be impossible since the operating activities and results of pHarlo and Tasker were not segregated following the July 2005 acquisition and may not be relevant to users of the prospectus from a materiality perspective (e.g. net loss is impacted only 1% and loss per share is not impacted).

Since the results for the pHarlo acquisition were included in the December 31, 2005 and the March 31, 2006 statements of operation, we request that you consider the proforma disclosures under Note 12 to the consolidated financial statements for 2005 proforma information which gives effect to the acquisition as if it occurred on January 1, 2005 as sufficient disclosure to satisfy your requirement.

Cover Page of Registration Statement

7.             We note the disclosure in footnote (1) to the fee table. Please advise us as to the basis for the amount of the “Proposed Maximum Aggregate Offering Price Per Unit.” We note that this listed amount appears to be based on the closing price of your common stock, rather than the average of either the high and low prices or the bid and asked prices. See Rule 457(c) of Regulation C.

Response

The “Proposed Maximum Aggregate Offering Price Per Unit” was based on the high and low prices of our common stock on April 24, 2006 as reported on the Nasdaq website under section “InfoQuotes.”

8.             We note that certain of the registered shares are issuable upon the exercise of outstanding warrants. Please revise the fee table to indicate those shares that area issued and outstanding and those shares that are issuable under warrants.

Response

Reference is made to the fee table on the second page of the facing page of the Registration Statement.

Cover Page of Prospectus

9.             Please revise the last sentence of the first paragraph by disclosing the fact that you will receive proceeds upon the exercise of the warrants. Please also revise the section entitled “The Offering” on page 1 accordingly.

Response

Reference is made to the last sentence of the first paragraph on the cover page and footnote (1) on page 2 of the prospectus.

10.          Please disclose that your common stock is “penny stock” under SEC rules.

Response

Rule 3a51-1 states that the term “penny stock” shall mean, among other things, any equity security other than a security whose issuer has net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000, if the issuer has been in continuous operation for at least three years. Since we have been in continuous operations for more than three years and our net tangible assets as of December 31, 2005 were $5,615,000, we do not believe our common stock is a penny stock.

Prospectus Summary, page 1

11.          Please discuss your history of losses.

Response

Reference is made to the fifth paragraph on page 1 of the prospectus.

Risk Factors, page 3

12.          Please delete the second and third sentences of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

Response

The second and third sentences of the introductory paragraph to the section captioned “Risk Factors” on page 4 of the prospectus have been deleted.

13.          Please add risk factor disclosure regarding the risks arising under your several registration rights agreements. In this regard, we note that it appears that you are subject to liquidated damages under several of these agreements as a result of not filing registration statements within the required periods and not having properly maintained certain registration statements. Please also quantify your liquidated damages as of the most recent practicable date.

Response

Reference is made to the additional risk factor on page 10 of the prospectus.

14.          We note that you restated your financial statements for the quarters ended June 30, 2004 and September 30, 2004. Please add risk factor disclosure regarding the risks associated with this restatement, including the risk of relying on your financial statements.

Response

Reference is made to the first full risk factor on page 8 of the prospectus.

We recently completed a significant acquisition..., page 3

15.          This risk factor elaborates on the background of your acquisition, but does not discuss the risks of this acquisition in sufficient detail. Please revise so that the risks are clearly disclosed with only enough other information included to place the risks in context.

Response

Reference is made to the second full risk factor on page 5 of the prospectus.

Risks Related To Our Common Stock, page 7

16.                               Please add risk factor disclosure regarding each of the following:

•      The dilution that may result from the issuance of the shares issuable under your outstanding convertible securities, including the convertible debt and warrants. In addition, please disclose the total number of issuable shares.

•      The increase in the number of issuable shares resulting from the triggering of the anti-dilution provisions of your outstanding convertible securities.

•      The negative impact on the market price of your common stock that may be caused by future sales of your common stock.

•      The anti-takeover provisions of your charter and bylaws.

•      The limitations of having your common stock trade on the OTC Bulletin Board. For example, most orders on the OTC Bulletin Board are affected manually, the OTC Bulletin Board has less stringent regulations, and the spread between the bid and ask prices generally are high, resulting in less sales proceeds to investors.

Response

First and Third Bullets - Reference is made to the third risk factor on page 9 of the prospectus.

Second Bullet - Since all of the convertible debt that was outstanding as of December 31, 2005 has been converted and since the outstanding warrants do not have any anti-dilutive provisions other than for corporate actions such as stock splits, stock dividends and reclassifications (which provisions are typical in any warrant and do not dilute the existing stockholders), a risk factor has not been added to the prospectus in response to this comment.

Fourth Bullet - Reference is made to the second full risk factor on page 8 that carries over to the top of page 9 of the prospectus.

Fifth Bullet - Reference is made to the fourth risk factor on page 9 that carries over to page 10 of the prospectus.

We do not expect to pay dividends, page 7

17.          Please explain why the fact that you do not intend to pay dividends makes your offering risky or speculative.

Response

The risk factor relating to dividends has been deleted from the prospectus.

Our common stock is subject to the “Penny Stock” rules..., page 8

18.          The disclosure in this risk factor explains the “Penny Stock” rules, but does not explain why these rules make your offering risky. Please revise accordingly.

Response

Reference is made to the risk factor on page 11 of the prospectus.

Price Range of Common Stock, page 9

19.          We note the disclosure in the last paragraph regarding the payment of dividends. Please expand your disclosure to provide the information required by the second sentence of Item 201(c) of Regulation S-K.

Response

We respectfully note that our company has no restrictions as to their ability to pay dividends.

Selected Financial Data, page 10

20.          We note the reference to your auditors in the headnote to the Selected Financial Data on page 10. Please tell us why your auditors have not consented to the references to them under the heading “Selected Financial Data” in each of their consents.

Response

Reference is made to the revised language in Exhibits 23.1 and 23.2 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition...,page 11

21.          We note the disclosure in the sixth sentence of the second paragraph under the heading “Certain Relationships and Related Transactions” on page 38. Please revise to disclose the royalties and other payments that you have received under your license arrangements.

Response

Reference is made to the carryover paragraph on pages 14 and 15 of the prospectus.

22.          We note the disclosure in the last sentence of the last paragraph on page F-25 and in the last sentence of the second paragraph on page F-26. Please discuss the liquidated damages you have and are incurring as a result of not properly maintaining these registration statements, as well as any other liabilities under your other registration rights agreements.

Response

We have revised the discussion under the subsection captioned “Derivative Instruments” on page 15 of the prospectus to indicate that in addition to incurred liquidated damages, there is an additional liability for the registration rights derivative, and the first paragraph under the section captioned “Liquidity and Capital Resources” on page 24 of the prospectus to indicate the potential impact continuing or future ineffectiveness of registration statements might have on our liquidity, and how that result is mitigated by the recording of the registration rights derivative. We have also revised the discussion noted on page F-25 to separately indicate the amounts for interest, fees, actual liquidated damages and those amounts related to the registration rights derivative.

23.          We note the disclosure in footnotes (1) and (2) to the table under the heading “Quarterly Results of Operations (Unaudited)” on page F-36. Please disclose the investigation and restatement of your financial statements in this section and the impact on your financial statements.

Response

Reference is made to the section captioned “Restatement” on page 19 of the prospectus.

Critical Accounting Policies, Goodwill and Intangible Assets, page 12

24.                               We note your disclosure that based on the results of your impairment review, you concluded that, by a wide margin, your goodwill was not impaired. Please tell us the following in detail:

•      The factors you considered in determining that your goodwill was not impaired, particularly given that your equity exceeds your market capitalization.

•      We note on page F-16 that you operate in one reportable segment. However, it is not clear whether you have one operating segment or whether you aggregate multiple operating segments into one reportable segment. If the latter, please tell us why you tested for goodwill impairment at the company level, which represents your reportable segment. Please refer to paragraph 30 of SFAS 142, which defines “reporting unit” as an operating segment or one level below.

•      The estimated fair value of your reporting unit as of the date of your impairment test, how you determined fair value, and why this amount exceeds your market capitalization.

•      Your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for your reporting unit, as well as your basis for the assumptions used. Your response should reconcile and explain, in detail, any differences between your projected growth rates in revenues and cash flows and your historical growth rates in revenues and cash flows. Please also be advised that these assumptions should be consistent with those used for internal planning purposes. Accordingly, please address why your projections indicate recoverability of your goodwill, but, at the same time, indicate that your deferred tax asset is not realizable.

•      A sensitivity analysis showing the effect of a 1% change in each of these assumptions.

Response

First and Third Bullets - The equity fair market value was determined by applying a discounted cash flow model.

Fully diluted shares outstanding as of 12/31/05:

Shares outstanding	89,167,095
Convertible Debentures	2,100,000
Warrants	7,361,120
Stock Options	16,560,777
Total Fully Diluted Shares	115,188,992
Closing Price per share	$0.73

Calculation of market capitalization on a fully diluted shares basis

On a fully diluted basis the market capitalization was approximately $84.1 million versus $63.3 million equity book value. Clearly there would be no goodwill impairment.

Calculation of market capitalization on outstanding shares basis

Furthermore, calculating the market capitalization based on shares outstanding it would approximate $65.1 million versus an equity book value of $63.3 million. Again, clearly there would be no goodwill impairment.

Second Bullet - We follow the guidance of SFAS 142, paragraph 30 and the relevant provisions of SFAS 131, specifically paragraphs 10-15, to determine our operating segments for purposes of determining reporting units of the entity. We own several utility patents that allow us to produce, market and distribute certain product applications related to these utility patents. In

2005, we began selling two product applications, Unifresh Footbath and Close Call. The Chief Operating Decision Maker (CODM) of our company is the President and Chief Executive Officer. The operating results of each product application are not separately tracked in the system or reported. Operating results are not reviewed by a CODM because discrete financial information is not available. We have one operating segment based on the facts provided above.

Fourth Bullet - The assumptions for the discounted cash flow method are as follows:

	2006	2007	2008	2009	2010
	(In millions)
Revenue	$14.7	$57.8	$75.4	$98.5	$128.9
Gross Margin	$7.5	$28.5	$33.8	$46.6	$60.7
Cash Flow	$(2.9)	$1.9	$10.1	$13.8	$19.2

Revenue growth rates: 2011-2013 = 20%, 2014-2015 = 10%, 2016 and subsequent years = 5%

Discount rate: 25%

Cash flow projections were based on management’s projections. We are in a start-up phase of our business cycle and the relationship of our historical performance to our projected performance is not meaningful.

In accordance with SFAS 142 “Goodwill and Other Intangible Assets,” we are required to test the carrying value of our goodwill for impairment, at least annually. Our analysis of goodwill impairment requires an estimate of the fair value of our reporting unit (i.e. our company), which is an inherently subjective process. The revenue projections were based on management’s projections taking into account the expected timeline of applicable governmental approvals and distributors’ and customers’ expressed interest in the products, instead of the level of historical customer orders. There can be no assurance that there will not be impairment charges in subsequent periods as a result of our future periodic impairment reviews. The recoverability of goodwill is based on the projected future cash flows for a period of ten years plus a terminal value for subsequent years. In contrast, the deferred tax asset valuation was based on historical negative evidence such as cumulative losses in recent years. The deferred tax asset should be recognized only if it is more likely than not that it will be realized. Whether a deferred tax asset will be realized requires considerable judgment and we believe that there was enough negative evidence (cumulative losses in 2005 and previous years) to conclude that a valuation allowance was needed. The valuation allowance will be reevaluated each year by us based on current circumstances.

Fifth Bullet - The table below presents the 1% sensitivity analysis for growth rate and discount rate.

Growth Rate	24% discount rate	25% discount rate	26% discount rate
		(In millions)
4%	$93.2	$86.2	$79.9
5%	$95.4	$88.2	$81.6
6%	$98.2	$90.4	$83.5

Critical Accounting Policies, Valuation of Acquired Intangible Assets, page 13

25.          We note that as a result of your acquisition in July 2005, you recognized $22.5 million of identifiable intangible assets, which is 35% of your total acquisition. Revise your critical accounting policy to disclose specifically how you determined the fair value and useful lives of your intangible assets, as well as any uncertainties or risks of change in the assumptions underlying your estimates. Please also disclose a sensitivity analysis showing the effect of changes in each of your material assumptions.

Response

Reference is made to the subsection entitled “Valuation of Acquired Intangible Assets” on page 17 of the prospectus.

26.          We note your disclosure on page 26 that prior to the acquisition of pHarlo in July 2005, you licensed “pHarlo technology,” from this entity, which is the principal process of your current product offerings. Tell us how you applied issues 1 and 2 of EITF 04-1 with respect to the acquisition of these licenses and the settlement of the prior licensing agreement.

Response

Pursuant to Issue 1 of EITF 04-01, any business combination between parties with a preexisting relationship should be evaluated to determine whether a settlement of the preexisting relationship exists and Issue 2 discusses how the effective settlement of an executory contract in a business combination should be measured. We believe that there were no favorable or unfavorable relationships that existed prior to the acquisition that would have led to a settlement gain or loss based on the market prices at the date of the acquisition. Prior to the acquisition and based on the terms of the “pHarlo license agreement,” we had recorded a license fee payable to pHarlo, and a prepaid royalty fee of approximately equal value. The royalty fee we were to pay pHarlo was based on certain sales criteria of certain products that never materialized. Since the prepaid royalty fee offset the license fee payable, no settlement occurred that would require accounting a gain/loss separately from the business combination.

Liquidity and Capital Resources, page 19

27.          We note the disclosure in the first sentence of the last paragraph on page 20 that you are in violation of certain representations. Please disclose these violations.

Response

Reference is made to the second full paragraph on page 27 of the prospectus.

28.          We note the disclosure in the third sentence of the last paragraph on page 20. Please confirm whether the waiver referred to under the heading “Waivers of Liquidated Damages” on page F-40 includes these liabilities.

Response

Reference is made to the last full paragraph on page F-37 of the prospectus.

Business, page 22

29.          Please apply the comments below on the “Business” section to the “Prospectus Summary” section, as applicable.

Response

We note the Staff’s comment and have incorporated pertinent comments accordingly.

30.          The description of your business is very technical and assumes that a reader is familiar with your industry and its terminology. Please revise to describe your business in plain English. For example, please explain each of the following:

•      safe solution;

•      bacteriostatic properties;

•      ph values;

•      scalder process;

•      interdigital dermatitis;

•      interdigital papillomatosis;

•      alkaline content;

•      alkali;

•      feather picker process;

•      pathogen reduction;

•      shelf life extension;

•      post-harvesting processing aids;

•      on-line reprocessing area;

•      chill process; and

•      sodium hydrochloride.

Response

The definitions set forth in the Staff’s comment have been incorporated in the appropriate places throughout the prospectus.

31.          Please disclose the information required by Items 101(c)(iii) and 101(c)(xii) of Regulation S-K.

Response

We do not discharge material in the environment that require us to comply with Federal, State and local environmental regulations. Therefore, no disclosure is provided in the prospectus with respect to paragraph (c)(xii) of Item 101 of Regulation S-K.

Reference is made to the last full paragraph on page 32 of the prospectus with respect to disclosure concerning paragraph (c)(iii) of Item 101 of Regulation S-K.

Overview, page 22

32.          We note the disclosure in the first paragraph regarding the “patented process.” It does not appear that the pHarlo Technology is itself a patented process, but rather that certain technology that forms the basis of the pHarlo Technology is derived from certain patents. In this regard, we note the disclosure in the first sentence of the first paragraph on page 28. Please revise accordingly here and, as appropriate, elsewhere in your prospectus.

Response

We have eliminated any reference to the phrase “patented process” on pages 22 and 28, and elsewhere in the prospectus.

33.          We note the disclosure in the third paragraph that “therefore, recovery of our assets is dependent upon future events...” Please explain what you mean by this statement.

Response

During our first quarter of fiscal year 2006 we exited the development stage. We have revised our disclosures accordingly.

Current and Projected Markets, page 22

34.          Please explain the reasons for your reorganization.

Response

We believe that our disclosures in the first full paragraph of page 30 sufficiently discloses the reasons for the reorganization. Specifically this disclosure states that we reorganized our company in order to concentrate our efforts on five products. This reorganization resulted in the reduction of personnel including our former Chief Executive Officer.

Unifresh Pen Spray, page 23

35.          Please describe in greater detail the testing process in Europe and in the United States.

Response

Reference is made to the first paragraph on page 30 of the prospectus under the section entitled “Unifresh Pen Spray.”

Poultry Processing Products, page 23

36.          Please explain in greater detail the use of your product in poultry processing.

Response

Reference is made to the first paragraph on page 31 of the prospectus.

37.          We note the disclosure in the last paragraph. Please identify those countries in which you have begun obtaining product registration and regulatory approvals.

Response

Reference is made to the third full paragraph on page 31 of the prospectus.

Seafood Processing Products, page 24

38.          Please explain in greater detail the use of your product in seafood processing.

Response

Reference is made to the section entitled “Seafood Processing Products” on page 31 of the prospectus.

Government Approvals and Regulations, page 24

39.          Please describe in greater detail the process by which the FDA will review or is currently reviewing your products. In this regard, we note the disclosure in the last sentence of the section entitled “Unifresh Footbath” and the first paragraph of the section entitled “Close Call” on page 24.

Response

Reference is made to last section of the section entitled “Unifresh Footbath” on page 30, and the carryover paragraph in the section entitled “Close Call” on pages 31 to 32.

40.          Please explain the basis for the statement in the first sentence of the first paragraph.

Response

Reference is made to the first paragraph under the section captioned “Product Development” on page 36 of the prospectus.

41.          We note the disclosure in the second paragraph. Please discuss in greater detail the regulation by the USDA. In this regard, we note the disclosure in the second paragraph of the second risk factor on page 4.

Response

Reference is made to the first full paragraph on page 6 of the prospectus.

Competition, page 26

42.          Please identify the principal methods of competition in your industries. Please also discuss your competition’s advantages over you and how this affects your competitive position within your industries. See Item 101(c)(x) of Regulation S-K.

Response

Reference is made to the section captioned “Competition” on pages 33 to 34 of the prospectus.

Research and Development, page 28

43.          Please disclose the information required by Item 101(c)(xi) of Regulation S-K.

Response

Reference is made to the first paragraph under the section captioned “Product Development” on page 36 of the prospectus.

Intellectual Property, page 26

44.          Please disclose when your intellectual property rights expire or terminate. See Item 101(c)(iv) of Regulation S-K.

Response

Reference is made to the revised language in the section entitled “Intellectual Property” on pages 35 through 37 of the prospectus.

Legal Proceedings, page 29

45.          We note the disclosure in the third paragraph. Please describe the securities law claims made by Provco Ventures.

Response

We respectfully submit that no description should be made of the details of this claim in the Prospectus until a formal complaint, if any, is filed.

Certain Relationships and Related Transactions, page 38

46.          We note the disclosure in the fourth sentence of the second paragraph. Please explain why the terms of the Wynn Starr Agreement are being renegotiated.

Response

Reference is made to the second paragraph on page 46 of the prospectus.

47.          We note the disclosure in footnote 10 to your financial statements beginning on page F-24. Please disclose the information required by Item 404 of Regulation S-K with respect to these transactions.

Response

We disclosed in the last sentence of note 10 to the consolidated financial statements that all of the notes receivable from related parties were cancelled on July 15, 2005 upon the completion of the pHarlo asset acquisition. Additionally, David Creasey, who has a note payable to the Company as of December 31, 2005 and as of the date of this prospectus, does not meet the disclosure requirements of Item 404 of Regulation S-K. Consequently, we believe that our current disclosures under certain relationships and related transactions and footnote 10 comply with Item 404 of Regulation S-K.

48.          Please ensure that each agreement you discuss in this section is filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response

Please see additional exhibit 10.74 filed together with the Registration Statement.

Selling Stockholders, page 41

49.          We note that you have identified certain of the selling security holders as either a broker-dealer or an affiliate of a broker-dealer. Please confirm to us that you have identified each selling security holder that is a broker-dealer or an affiliate of a broker-dealer. In addition:

•      if a selling security holder is a broker-dealer, please disclose that it is an underwriter; or

•      if a selling security holder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling security holder is an underwriter.

Response

We sent questionnaires to each of the selling stockholders requesting, among other things, information as to whether or not such selling stockholder is a broker-dealer or an affiliate of a broker-dealer. We are still waiting for the return of a few of these questionnaires. Prior to the effectiveness of the Registration Statement, we will confirm that we have identified each selling stockholder that is a broker-dealer or an affiliate of a broker-dealer.

Reference is made to the last sentence of the third paragraph on page 51 of the prospectus concerning the underwriter status of each selling stockholder that is a broker-dealer.

We will request information from each affiliate of a broker-dealer to determine whether or not (i) such person purchased the registered shares in the ordinary course of business and (ii) at the time of the purchase such person had any agreements or understandings, directly or indirectly, with any person to distribute the registered shares.

50.          We note that you have not identified the natural persons with dispositive voting or investment control of each selling security holder that is not a natural person. Please revise accordingly.

Response

We sent questionnaires to each of the selling stockholders requesting, among other things, information as to the natural persons with dispositive voting or investment control of each selling security holder that is not a natural person. We are still waiting for the return of a few of these questionnaires. Prior to the effectiveness of the Registration Statement, we will disclose in the prospectus the natural persons with dispositive voting or investment control of each selling security holder that is not a natural person.

Plan of Distribution, page 46

51.          Your common stock appears to be a penny stock. Please describe the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

Response

Rule 3a51-1 states that the term “penny stock” shall mean, among other things, any equity security other than a security whose issuer has net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000, if the issuer has been in continuous operation for at least three years. Since we have been in continuous operations for more than three years and our net tangible assets as of December 31, 2005 were $5,615,000, we do not believe our common stock is a penny stock.

52.          The distribution method identified in the last bullet point of the first paragraph is too vague. The plan of distribution must specify all of the intended methods of distributing the registered shares. You may revise the plan of distribution to identify additional methods for distributing the registered shares by filing a post-effective amendment. Please revise accordingly.

Response

Reference is made to the last bullet point of the first paragraph on page 56 of the prospectus.

53.          We note the disclosure in the second paragraph regarding Rule 144 under the Securities Act. Please describe in greater detail the requirements of Rule 144 under the Securities Act and the number of registered shares that may be sold pursuant to Rule 144 under the Securities Act.

Response

Reference is made to the second paragraph on page 56 of the prospectus.

54.          We note your disclosure in the fourth paragraph that the selling security holders may engage in short sales. Please advise us as to whether any selling security holder has taken or plans to take any short position prior to the effectiveness of your registration statement. In addition, please confirm that each of the selling security holders is aware of our position on short sales against the box. See interpretation A.65. of the July 1997 Manual of Publicly Available Telephone Interpretations.

Response

We intend to send a letter to each of the selling stockholders requesting information as to whether such selling security holder has taken or plans to take any short position prior to the effectiveness of the Registration Statement. Such letter will also state the SEC’s position position on short sales “against the box.” The responses to our request for information and our confirmation that we have informed the selling stockholders of the SEC’s position will be provided prior to the effective date of the Registration Statement.

55.          We note the disclosure in the first and third paragraphs on page 47. If a selling security holder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement. Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

Response

Reference is made to the fourth paragraph on page 57 of the prospectus.

Description of Securities, page 48

56.          Please disclose the information required by Item 202(a)(5) of Regulation S-K.

Response

There are no provisions in the Company’s charter or by-laws that would have an effect of delaying, deferring or preventing a change in control of the Company with respect to an extraordinary corporate transaction involving the Company. Therefore, no disclosure had been made.

 Where You Can Find More Information, page 49

57.          We note the disclosure in the first sentence of the second paragraph. Please disclose the information required by the second sentence of Item 101(e)(1) of Regulation S-K.

Response

Reference is made to the fourth paragraph on page 59 of the prospectus.

Consolidated Statements of Operations, page F-4

58.          We note a number of inconsistencies regarding your Inception column. Specifically, your selling, general & administrative line, product development line, and interest expense line are each greater for the three years ended December 31, 2005 than the amounts in the Inception column. In addition, the sum of your operating expenses does not tie to the line item Total Expenses. Please advise.

Response

Reference is made to our Consolidated Statements of Operations on page F-5 of the prospectus.

2. Significant Accounting Policies, Goodwill and Other Intangibles, page F-12

59.          Please disclose the information required by paragraphs 44 and 45 of SFAS 142 with respect to your acquired core technology, customer related intangibles, and utility patent applications. Please also disclose where you classify your acquired core technology and customer related intangibles.

Response

In connection with the acquisition of the pHarlo assets in July 2005 we acquired identifiable intangible assets that consisted of utility patent applications only. We did not acquire core technology, customer related intangibles, customer lists and customer contracts as we erroneously disclosed previously. Accordingly we revised our disclosures on pages F-13 and F-14 of the prospectus to delete reference to these intangible assets. Reference is also made to additional information on page F-17 of the prospectus.

2. Significant Accounting Policies, Derivative Instruments, page F-12

60.          We note your disclosures regarding your derivative instruments. Please clarify the following:

•      You refer to “certain convertible equity instruments with embedded derivative features.” Please clarify whether these convertible equity instruments refer to your warrants or some other instrument, such as convertible preferred stock. If these convertible equity instruments do not refer to your warrants, please tell us the nature of these instruments, where they are recognized in your financial statements, how you account for them, and your basis for this accounting.

•      With respect to your discussion on EITF 05-4, it appears that you have adopted View C, whereby you view the registration rights agreements associated with your April and July 2004 private placements as derivative instruments to be accounted for separately from your warrants. Please confirm our understanding. If so, please explain, in detail, how you account for your other registration rights agreements, such as the ones from December 2004, September 2005, and January 2006, as disclosed in note 6 and 19.b, and the basis for your accounting.

•      With respect to your warrants, please provide us with a rollforward of the warrants granted, exercised, and outstanding from January 1, 2002 to March 31, 2006, separated by agreement (i.e. April 2004 private placement, July 2004 private placement, etc.). In addition, please refer us to where each agreement is filed on EDGAR. Further, for each different warrant agreement, please tell us how you account for the warrants (i.e. equity or a liability), the basis for your accounting, and how you valued the warrants covered by each type of agreement.

Response

Bullet 1 - The phrase “certain convertible equity instruments” refers to common stock purchase warrants and we have revised the disclosure to clarify this. The phrase “with embedded derivative features” was intended to encompass all of these instruments and we have revised the disclosure to clarify this. Reference is made to the fourth paragraph on page 15 and the second paragraph on page F-15 of the prospectus.

Bullet 2 - The Company has adopted View C. With respect to the December 2004 and January 2006 registration rights agreements, the Company determined that the estimated value of the payment of the penalty in equity instruments (shares or shares and warrants), computed by taking into account the volatility of the Company’s stock and the probabilities used in the determination of the potential penalty payable were de minimis and therefore no liability was required to be recorded. Upon the initial recording of the September 2005 private placement, the amount determined was de minimis. Subsequently, as a result of the liquidated damages waiver secured in January 2006, the Company determined that there was no liability for the registration rights related to the September 2005 private placement.

Bullet 3

Tasker Products Corp.

Summary of Warrant Issuances

						Dec. ‘04
		Nov. ‘02	Nov. ‘02	Apr. ‘04 (1)	July ‘04	Priv.	Sept. ‘05	Jan. ‘06 (3)	All
		Investors	Priv. Placem.	Priv. Placem.	Priv. Placem.	Placem. Fee (2)	Priv. Placem.	Priv. Placem.	Priv. Placem.
Jan-02	Opening balance	—	—	—	—	—	—	—	—
	Granted	3,760,000	524,850	—	—	—	—	—	4,284,850
	Exercised	—	—	—	—	—	—	—	—
Dec-02	Ending balance	3,760,000	524,850	—	—	—	—	—	4,284,850
	Granted	—	—	—	—	—	—	—	—
	Exercised	—	—	—	—	—	—	—	—
Dec-03	Ending balance	3,760,000	524,850	—	—	—	—	—	4,284,850
	Granted	—	—	16,400,000	3,461,500	562,500	—	—	20,424,000
	Exercised	—	—	(11,360,000)	(3,106,500)	—	—	—	(14,466,500)
Dec-04	Ending balance	3,760,000	524,850	5,040,000	355,000	562,500	—	—	10,242,350
	Granted	—	—	—	—	—	1,473,770	—	1,473,770
	Exercised	(360,000)	—	(3,890,000)	(105,000)	—	—	—	(4,355,000)
Dec-05	Ending balance	3,400,000	524,850	1,150,000	250,000	562,500	1,473,770	—	7,361,120
	Granted	—	—	—	—	—	—	14,136,080	14,136,080
	Exercised	—	—	—	—	—	—	—	—
Dec-06	Ending balance	3,400,000	524,850	1,150,000	250,000	562,500	1,473,770	14,136,080	21,497,200

Filed on EDGAR with report on form:			10-KSB filed 04/15/03	8-K filed 05/05/04	8-K filed 07/22/04	8-K filed 01/05/05	8-K filed 09/26/05	8-K filed 02/01/06

Accounting of warrants (Equity vs. Liability)		Equity*	Equity*	Equity*	Equity*	Equity	Equity	Equity

* For the period from April 30, 2004 through August 25, 2004, these warrants were recorded as liabilities at fair value due to insufficient authorized shares being available for all possible issuances. Upon the increase in authorized shares, such warrants were revalued, then reclassified as equity.

Basis of accounting	EITF 00-19	EITF 00-19	EITF 00-19/05-4	EITF 00-19/05-4	EITF 00-19/05-4	EITF 00-19/05-4	EITF 00-19/05-4

Valuation	Black-Scholes*	Black-Scholes*	Black-Scholes*	Black-Scholes*	Black-Scholes	Black-Scholes	Black-Scholes

(All warrants were valued at the date of grant using variables appropriate to such date. In addition, the warrants marked by an asterisk (*) were revalued at each reporting date during the period from April 30, 2004 through August 25, 2004.)

(1)           Includes 400,000 warrants issued as a broker’s fee in the April 2004 private placement

(2)           Private placement fee for the December 2004 private placement. No warrants were issued to the buyers of the private placement

(3)           Includes 800,155 warrants issued as a broker’s fee in the January 2006 private placement

Note 18. Quarterly Results of Operations (Unaudited), page F-36

61.          We note the disclosure in the second sentence of paragraph (2). Please revise to disclose the referenced information, as you may not incorporate by reference.

Response

The second sentence of footnote (2) to the table in Note 20 of the “Notes to Consolidated Financial Statements” has been deleted. Reference is made to page F-34 of the prospectus.

12. Acquisition of pHarlo Assets, page F-29

62.          We note that you valued the 18,992,388 shares issued to acquire the pHarlo Group at $56.98 million, based on the average closing market price of your common stock for the seven day period following the announcement of the completed acquisition. Please tell us the following:

•      The date the terms of the acquisition were agreed to and announced, as well as whether this date differs from the date of the announcement of the completed acquisition. If so, please also tell us the date of the announcement of the completed acquisition.

•      Please tell us your consideration of EITF 99-12 in valuing these shares. In particular, please tell us why you did not value these shares based on the market price of your shares for a reasonable period before and after (i.e. beginning two days before and ending two days after) the date the terms of the acquisitions were agreed to and announced.

Response

The date the terms of the acquisition were agreed to and announced was July 15, 2005 and the date of the announcement of the completed acquisition was July 18, 2005.

In determining the value of the shares, we used the guidance of EITF 99-12 and paragraph 74 of APB Opinion No. 16, which states that “the market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced should be considered (emphasis added on the subjectivity of the methodology) in determining the cost of an acquired company as of the date of acquisition.” We reached the conclusion that a per share value of $3 gives the most accurate value of the per share price. This value is based on the average closing market price for the seven days period following the announcement of the completed acquisition. In reviewing the historical prices of the stock before and after the announcement, we concluded that using the market prices for the period following the announcement gives the most accurate value of the per share price considering the dilution of the common stock outstanding prior to the acquisition (64 million shares) by the issuance of an additional 19 million shares (approximately 1/3 of total outstanding shares).

63.          We note that you recognized $41.7 million of goodwill, which is 65% of your total acquisition cost related to the acquisition of the pHarlo assets. Please disclose the factors that contributed to a purchase price that results in recognition of goodwill. See paragraph 51.b of SFAS No. 141.

Response

Reference is made to the subsection entitled “Goodwill and Intangible Assets” on page 16 of the prospectus.

Restructuring Charges

64.          We have noted the following items regarding the restructuring of your business:

•      On page 22, you disclose that on November 21, 2005, you announced that you planned to refocus your operations, reduce costs, strengthen management and streamline operations.

•      You disclose on page 29 that you have reduced the number of full time employees by approximately 41%.

•      In December 2005, your previous Chief Executive Officer was terminated and given a severance package of $50,000 as disclosed on page 37.

•      You issued a press release on December 7, 2005 that was filed as a Form 8-K on December 8, 2005 to announce that you were taking steps to restructure and refocus the company, that included the termination of your CEO.

•      In your Form 10-Q for the quarter ended March 31, 2006, you state on page 20 that compensation expense increased by approximately $416,000, primarily due to an increase in severance costs associated with a reduction in administrative and warehouse personnel.

Please provide more comprehensive disclosures regarding these restructuring activities, including a rollforward of your severance and other restructuring-related accruals, the total expected costs to be incurred related to these activities, the cumulative amount of costs recognized thus far, the expected date of completion of these restructuring activities, and the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans discussed, including quantification of these effects and when these effects are expected to be realized. Refer to paragraph 20 of SFAS 146, paragraph 7 of SFAS 112, and SAB 100.

Response

Reference is made to the first full paragraph on page 15 of the prospectus. Reference is also made to Note 18 of the “Notes to Consolidated Financial Statements” and Note 13 of the “Unaudited Notes to the Consolidated Financial Statements.”

65.          Disclose whether any of your customers amount to 10% or more of your total revenue. Refer to paragraph 39 of SFAS No. 131.

Response

Reference is made to the last full paragraph on page 34 of the prospectus. Reference is also made to Note 19 of the “Notes to Consolidated Financial Statements” and Note 14 of the “Unaudited Notes to the Consolidated Financial Statements.”

Item 14. Indemnification of Directors and Officers, page II-1

66.          We note the disclosure in the last sentence of the first paragraph. Please revise to disclose the situations under which security holders may recover damages from a director or officer.

Response

Reference is made to the first paragraph under Item 14 on page II-1 of the Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page II-1

67.          Please disclose the information required by Item 701 of Regulation S-K with respect to stock options issued during the past three years.

Response

Reference is made to the revised language on pages II-1 and II-2 of the prospectus.

Item 16. Exhibits and Financial Statement Schedules, page II-4

68.          Please file Exhibit 5.1 as promptly as practicable. This exhibit is subject to our review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Response

Exhibit 5.1 will be filed prior to the effective date of the Registration Statement. We note that this exhibit is subject to the Staff’s review and we will allow a reasonable period of time for the Staff’s review prior to requesting acceleration.

Item 17. Undertakings, page II-11

69.          We note the undertakings set forth in paragraphs (1) and (6). It does not appear that you have omitted any information from your prospectus in reliance on Rule 430A of Regulation C or that you will be engaging in a primary offering of your securities. Please revise accordingly.

Response

Reference is made to the revised undertakings under Item 17 of the Registration Statement.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 32

70.          We note that you provide the definition of disclosure controls and procedures in the second paragraph. We also note the conclusion of your CEO and your CFO that your disclosure controls and procedures were ineffective “in timely alerting management to material information relating to us required to be included in our periodic SEC filings.” As described in the third paragraph, this evaluation does not conform to the definition provided in the second paragraph. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your CEO and CFO concluded that your disclosure controls and procedures were not effective.

Response

Prior to the effective date of the Registration Statement, we will amend the disclosure under Item 9A of our Form 10-KSB as follows:

“Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective. As described in the Company’s Quarterly Reports throughout 2005, the Company has already instituted and is continuing to implement corrective actions with respect to the deficiencies in our disclosure controls and procedures.”

71.          Please disclose the reasons why your CEO and your CFO concluded that your disclosure controls and procedures were not effective.

Response

We believe that the information in paragraphs four and five under Item 9A of our Form 10-KSB adequately disclosed the reasons why our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective. Additionally we believe that also under paragraphs four and five we have adequately disclosed the actions we are taking to correct the deficiencies in our disclosure controls and procedures. However, to further clarify our disclosures and to comply with the Staff’s comments 71 and 72, we will revise the disclosure under Item 9A of our Form 10-KSB, prior to the effective date of the Registration Statement, as follows:

“As described in the Company’s Quarterly Reports throughout 2005, the Company has already instituted and is continuing to implement the corrective actions, described below, with respect to the deficiencies in our disclosure controls and procedures resulting from the material weaknesses described below.”

72.          We note the disclosure in the last sentence of the third paragraph. Please revise to disclose the deficiencies and to describe the actions you have or are taking to correct these deficiencies.

Response

Please refer to our response to comment 71.

73.          We note the disclosure in the sixth paragraph. Please revise to state that there were changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B

Response

Prior to the effective date of the Registration Statement, we will amend the disclosure under Item 9A of our Form 10-KSB as follows:

“The above changes to the Company’s internal control over financial reporting occurred during the Company’s last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Form 10-Q for the fiscal quarter ended March 31, 2006

Three months ended March 31, 2006 compared to three months ended March 31, 2005, page 19

Selling, General and Administrative, page 20

74.          We note your disclosure that the primary reason for the increase in your general and administrative expenses was due to $320,000 in minimum purchase commitments for Close Call bottles. Please disclose this and any other purchase commitments in your tabular disclosure of contractual obligations. In addition, please clarify whether you received delivery of these bottles. If so, explain to us why you have expensed this amount in general and administrative expense, as opposed to recording the amount in inventory and then expensing the amount as cost of goods sold once the product is sold.

Response

The settlement of the minimum purchase commitment of the Close Call bottles is reported in the line Vendor agreements under the contractual obligation table on page 27 of the Registration Statement filed on April 26, 2006. No bottles or other products or services were received in exchange for this settlement. Accordingly, we believe that the settlement of this obligation was appropriately recorded as a settlement fee under general and administrative expenses. However, prior to the effective date of the Registration Statement, we will amend the disclosure under Selling, General and Administrative” of our Form 10-Q to clarify that this amount represents a settlement fee to terminate our minimum purchase agreement and to revise the settlement amount to $249,000 instead of $320,000 that was previously disclosed. The amended disclosure will read as follows:

“General and administrative expenses consist primarily of rent, insurance and t ravel and entertainment expenses. The increase in general administrative costs for the three months ended March 31, 2006 by approximately $658,000 was primarily attributable to a settlement fee of approximately $249,000 for the termination of minimum purchase commitment obligations for Close Call bottles.”

Item 4. Controls and Procedures, page 24

75.          Please comply with each of the above comments on your Form l 0-KSB for the fiscal year ended December 31, 2005 in this section.

Response

We note the Staff’s comment and, prior to the effective date of the Registration Statement, we will amend the disclosure in our Form 10-QSB in accordance with our responses to comments 70, 71, 72 and 73.

*  *  *  *  *

We hope you will find this letter responsive to your comments. If you have any questions regarding these responses, please contact Joseph H. Schmitt of Sonnenschein Nath & Rosenthal LLP at (212) 768-6983 or, in his absence, Kenneth A. Rosenblum of the same firm at (212) 768-6981.

Very truly yours,

/s/ Stathis Kouninis
Stathis Kouninis
Chief Financial Officer